Responses to SEC comment letter dated January 23, 2015

Comment #1
This information was updated through January 26, 2015

Comment #2
This information regarding Mr. Samuelson was removed from the paragraph after the table on page 43.

Comment #3
This information was revised on pages 44-46.

Comment #4
This information was revised pages 47-49. Additionally the tables on pages 46 and 50 were updated to include 2014 compensation.

Comment #5
Refer to trade accounts receivable footnote for both December 2013 and September 2014.

Comment #6
Refer to trade accounts receivable footnote for both December 2013 and September 2014.

Comment #7
For December 2013, refer to last paragraph in footnote #11. For September 2014, refer to the last paragraph under principles of consolidation. We have also attached excerpts from various partnership agreements and management agreements which support the determination that the Company is deemed to have control over such entities, regardless of ownership percentage.

o	Exhibit A – Kirby
o	Exhibit B – MSID
o	Exhibit C – NHC-ASC Dallas
o	Exhibit D – KIRPA & GRIP
o	Exhibit E – Spring Northwest Management, Spring Northwest Operating, Willowbrook Imaging

Comment #8
Refer to the paragraph added under the rate reconciliation table for both December 2013 and September 2014.

Comment #9
See updated cash flow statement for September 2014

4120 Southwest Freeway, Suite 150 · Houston, Texas 77027 · Main 713.355.8614 · Fax 713.355.8615

Comment #10
In regards to Athas, please refer to the subsequent event footnote for both December 2013 and September 2014 for preliminary pro forma and purchase price allocation. In regards to First Nobilis, within footnote #2 (acquisitions) please refer to the second and third paragraphs under the First Nobilis purchase price allocation table.

4120 Southwest Freeway, Suite 150 · Houston, Texas 77027 · Main 713.355.8614 · Fax 713.355.8615

EXHIBIT A

EXHIBIT A

EXHIBIT A

EXHIBIT A

3. TRANSITION PHASE MANAGEMENT SERVICES

Northstar shall review the current systems and, if necessary, provide criteria for and supervise the implementation of all standard systems, methods, procedures and controls for record keeping, financial, security, administrative, patient charting documentation, patient billing procedures, insurance reimbursement, housekeeping, maintenance, personnel and safety requirements and related ethical protocols. Northstar shall bear the costs associated with such effort as described above. Northstar shall provide all services, direction, advice, supervision and assistance necessary to make the Center fully operational. These services include, but are not limited to, acting as general agent on behalf of the Owner during the transitional and operational stage of the Center and those services specifically enumerated in this Section 3 and Section 4.

4.4 Center Policies, Procedures and Related Documentation

With the approval of the Owner, Northstar shall review all required policies and procedures to effectively operate the Center. In addition, Northstar will insure that all policies and procedures remain current as to applicable federal and state laws and regulations, as well as industry standards. Documentation shall include all information and instructions necessary for the legal, efficient operation of the Center.

4.5 Billing and Collections

In association with the Center's business office management, Northstar will oversee the Center's billing and collections department, which shall be responsible for billing and collecting. This will include review of all policies and procedures, managed care contracts, analysis of revenue cycle, staffing levels, coding and accounts receivable.

EXHIBIT B

EXHIBIT B

EXHIBIT C

EXHIBIT C

(Three of the 5 members listed above represent members of Northstar’s executive management team)

EXHIBIT D

EXHIBIT E

To:	Accounting Files

Date:	3/11/2014

RE:	Consolidation of Northwest Entities

Purpose

The purpose of this memorandum is to address the accounting treatment of the acquired ownership interest in two imaging centers and one urgent care clinic in January 2014.

Summary of Transaction

During January 2014, Northstar Healthcare, Inc. (“Company” or “NHC”) purchased certain ownership percentages in the following entities (“Northwest Entities”):

Spring Northwest Management, LLC (“Spring NW Management”)
Spring Northwest Operating, LLC (“Spring NW Operating”)
Willowbrook Imaging, LLC (“Willowbrook”)

In addition to purchasing interest in the entities listed above, through an “Agreement for the Purchase and Sale of Equity in a Business”, the Company also purchased 40% interest in both KIRPA Holdings, PA (“KIRPA”) and GRIP Medical Diagnostics, LLC (“GRIP”). KIRPA and GRIP together own certain percentages of Spring NW Management, Spring NW Operating and Willowbrook Imaging. Based on this fact, subsequent to acquisition of all listed entities, NHC holds the following interest percentages:

EXHIBIT E

	NHC's Ownership of "A" Units	NHC's Ownership "B" Units
	including KIRPA/GRIP (1)	including KIRPA/GRIP
Spring Northwest Management, LLC	23%	32%
Spring Northwest Operating, LLC	30%	32%
Willowbrook Imaging, LLC	26%	23%

     (1) - "A" units hold all voting rights

As stated in the “Agreement for the Purchase and Sale of Equity in a Business”, it is noted that:

“[The] sellers further agree that Buyer shall be voted in as a Manager of both KIRPA and GRIP upon completion of the sale and all terms contemplated in this agreement.”

Based on this fact, NHC has express authority to perform in a manger role and make day-to-day business decisions. As such, it should be considered that the remaining 60% of KIRPA and GRIP, that NHC does not outright own, should still be included under NHC’s controlling ownership for purposes of assessment for consolidation. Refer to the table below which outlines NHC’s outright ownership percentage along with the other 60% of KIRPA and GRIP which NHC has management control over.

	NHC's Ownership	Additional 60% of	NHC's Total
	of "A" Units	KIRPA/GRIP which NHC	"Controlling"
	including 40% of	has management	Interest
	KIRPA/GRIP	control over
Spring Northwest Management, LLC	23%	13%	36%
Spring Northwest Operating, LLC	30%	27%	57%
Willowbrook Imaging, LLC	26%	33%	59%

     (1) - "A" units hold all voting rights

o

While the Company does not outright own more than half of the voting rights, NHC does have managing control over half the voting rights of two of the three entities through binding agreement which assigns NHC with the management functions of KIRPA and GRIP.

o

As NHC holds 23%, 30% and 26% of the respective entities in question and can be assumed to have control over an additional 13%, 27% and 33% based on the management agreement with KIRPA and GRIP, NHC does have the power to govern both financial and operating policies. To date, NHC has been charged with approval of expenses in excess of budget, approval of marketing strategies, approval of employment/staffing, etc. NHC will also assume more control of financial records in the future, as the accounting records and methodology will need to be in-line with that of NHC for consolidation purposes. In addition, the name of all three entities will be changed to include the “Northstar” brand and each location will have a “Northstar” sign.

EXHIBIT E

o

NHC - The Director of Managers is made up of all “A” Unit holders whom have voting rights. NHC is afforded a vote based on ownership and potentially has the ability to dictate the vote of KIRPA/GRIP based on a 40% ownership percentage.

o

NHC - The Director of Managers is made up of all “A” Unit holders whom have voting rights. NHC is afforded a vote based on ownership and potentially has the ability to dictate the vote of KIRPA/GRIP based on a 40% ownership percentage.

EXHIBIT E